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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    CLASS A COMMON SHARES, $.00457 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7702U 10 2                   13G                    Page  2  of  4
          -----------                                               ---    ---


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gustavo A. Cisneros
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Venezuela
--------------------------------------------------------------------------------
                              5    SOLE VOTING POWER
     NUMBER OF
                                   None
      SHARES             -------------------------------------------------------
                              6    SHARED VOTING POWER
   BENEFICIALLY
                                   1,408,630 shares of Class A Common Shares,
     OWNED BY                      $.00457 par value per share (the "Class A
                                   Common Stock") (See item 4(a) and (c))
      EACH               -------------------------------------------------------
                              7    SOLE DISPOSITIVE POWER
     REPORTING
                                   None
      PERSON             -------------------------------------------------------
                              8    SHARED DISPOSITIVE POWER
       WITH
                                   1,408,630 shares of Class A Common Stock
                                   (See item 4(a) and (c))
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,408,630  (See item 4(a))
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.9% (See item 4(b))
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13G                      Page 3 of 4

Item 1.(a)     The name of the Issuer is RSL Communications, Ltd.(the "Issuer").
----------

Item 1.(b) The address of the Issuer's principal executive office is ---------- Clarendon House, Church Street, Hamilton, HM CX Bermuda. The
               Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.


Item 2.        This  Schedule  13G  is  being filed with respect to the Issuer's
------- Class A Common Stock beneficially owned by Gustavo A. Cisneros (the "Reporting Person"), a United States citizen, whose business address is 36 East 61st Street, New York, New York 10021, as of December 31, 1997.

               The issuer's CUSIP number is G7702U 10 2.


Item 3.        Not  applicable.   This  statement  is  filed  pursuant  to  Rule
-------        13d-1(c).


Item 4.        Ownership
-------
               (a) Amount beneficially owned: 1,408,630 shares of Class A Common Stock

               Such shares are owned by Coral Gate Investments Ltd., an investment business company organized under the laws of the British Virgin Islands (the "Investment Company"), which is beneficially owned by the Reporting Person and his brother.

               The Reporting Person disclaims beneficial ownership of some of such shares and accordingly the Reporting Person declares that the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of
               Section 13(d) or 13(g) of the Act, the beneficial owner of some of such shares.

               (b)  Percent of Class:

               As of December 31, 1997, the Issuer had outstanding 10,872,569 shares of its Class A Common Stock and the Investment Company's shares represented 12.9% of the outstanding shares of Class A Common Stock.

               (c)  Number of shares as to which each reporting person has:

                    (i)  sole power to vote or to direct the vote:
                                                                       none

                   (ii)  shared power to vote or to direct the vote:
                                                                       1,408,630

                  (iii)  sole power to dispose or direct the disposition of:
                                                                       none

                   (iv)  shared power to dispose or direct the disposition of:
                                                                       1,408,630


Item 5.   Ownership of Five Percent or Less of a Class
-------
          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
-------
          Not applicable.

                                        13G                      Page 4 of 4

Item 7.   Identification and Classification of the Subsidiary Which Acquired
-------   The Security Being Reported on By The Parent Holding Company

          Not applicable.


Item 8.   Identification and Classification of Members of the Group
-------
          Not applicable.


Item 9.   Notice of Dissolution of Group
-------
          Not applicable.


Item 10.  Certification
--------
          Not applicable.




                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998



                                   By:  /s/Gustavo A. Cisneros
                                   ------------------------------
                                   Name: Gustavo A. Cisneros